United States v. BNP Paribas, S.A.
Elements for the Plea Allocution

I.   Conspiracy to Violate Federal Law

18 U.S.C. § 371

The elements of a conspiracy to violate federal law are: (1) that two or more persons entered the unlawful agreement charged in the Information; (2) that the defendant knowingly and willfully became a member of the conspiracy; (3) that one of the members of the conspiracy knowingly committed at least one of the overt acts charged in the Information; and (4) that an overt act was committed to further some objective of the conspiracy.

II.   International Emergency Economic Powers Act ("IEEPA")

50 U.S.C. §§ 1702 and 1705

The elements of a violation of IEEPA are: (1) that the defendant violated, attempted to violate, conspired to violate, or caused a violation of any license, order, regulation, or prohibition issued pursuant to IEEPA; and (2) that the defendant acted willfully.

As applied to the Sudanese Sanctions Regulations, 31 C.F.R. § 538.205, and the Iranian Transactions and Sanctions Regulations, 31 C.F.R. § 560.204, which were issued pursuant to IEEPA, the four elements of a violation of IEEPA are: (1) that the defendant knowingly exported, directly or indirectly, goods, technology, or services from the United States (a) to a person or entity located in Sudan or controlled by the Government of Sudan, in the case of the Sudanese Sanctions Regulations, or (b) to a person or entity located in Iran or controlled by the Government of Iran, in the case of the Iranian Transactions and Sanctions Regulations; (2) that a license was required from the U.S. Department of the Treasury, Office of Foreign Assets Control ("OFAC"), for the defendant's export or conduct; (3) that the defendant exported the aforementioned goods, technology, or services without first obtaining a license from OFAC; and (4) that the defendant acted willfully.

III. Trading with the Enemy Act ("TWEA")

50 U.S.C. Appendix §§ 3, 5, and 16

The elements of a violation of TWEA are: (1) that the defendant violated, attempted to violate, conspired to violate, or caused a violation of any license, order, regulation, or prohibition issued pursuant to TWEA; and (2) that the defendant acted willfully.

As applied to the Cuban Assets Control Regulations, 31 C.F.R. §§ 515.201 and 515.313, which were issued pursuant to TWEA, the four elements of a violation of TWEA are: (1) that the defendant knowingly engaged in financial transactions involving or benefitting Cuba or Cuban nationals using banking institutions in the United States; (2) that a license was required from OFAC for the defendant's conduct; (3) that the defendant engaged in the aforementioned conduct without first obtaining a license from OFAC; and (4) that the defendant acted willfully.